

**Deloitte & Touche LLP**
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## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Hines Private Wealth Solutions LLC

We have reviewed management's statements, included in the accompanying (the "Exemption Report"), in which Hines Private Wealth Solutions LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2025, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

*Deloitte & Touche LLP*

March 19, 2026

# Hines Private Wealth Solutions LLC Exemption Report

**Hines Private Wealth Solutions LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

a) Real estate syndication
b) Acting as broker or dealer selling tax shelter or limited partnerships in primary distributions
c) Placing private securities
d) Wholesaling non-traded REITs
e) Acting as dealer manager on a best-efforts basis for the business development company of HMS Income Fund, Inc. ("HMS BDC")
f) Acting as wholesaler or dealer manager on a best-efforts basis for non-traded Business Development Companies
g) Acting as wholesaler or dealer manager for public, non-traded Closed-End Funds

Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**<u>Hines Private Wealth Solutions LLC</u>**

I, Shaun Hussein, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

**By:** Shaun Hussein ________________

5B8D331809244B5...

**Title:** Financial Operations Principle

**Date:** March 19, 2026